SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QIWI PLC
(Name of Subject Company (Issuer))

Dalliance Services Company
(Names of Filing Persons (Offeror))
Class B ordinary shares, having a nominal value EUR 0.0005 per share
American Depositary Shares, each representing one Class B ordinary share, having a nominal value EUR 0.0005 per share
(Title of Class of Securities)

74735M108
(CUSIP Number of Class of Securities)
Natallia Makarava
5, Dimitraki Christodoulou
3rd Floor
Flat/Office 303
P.C. 1035, Nicosia, Cyprus
+7 (985) 210-98-67
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person)

Copies to:
Curtis L. Mo, Esq.
Alan Seem, Esq.
Drew M. Valentine, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California
94303-2214
(650) 833-2000
☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1

☒
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:   ☐
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands(the “Offeror”), and wholly owned by Sergey Solonin, the largest shareholder and chairman of the board of directors of QIWI PLC, a company formed under the laws of Cyprus (the “Company”), to the stockholders to tender up to $25.0 million in value of the Company’s Class B ordinary shares having a nominal value EUR 0.0005 per share (each, a “Share,” and collectively, the “Shares”) and the Company’s Shares represented by American Depositary Shares, each representing a Share (each an “ADS” and collectively, the “ADSs”) of the Company at price of not less than $2.20 and not greater than $2.70 per Share (including Shares represented by ADSs), to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2022 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended and supplemented from time to time, the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B).
This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”).
All information in the Offer to Purchase and the related Letter of Transmittal hereby is expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.
Item 1.   Summary Term Sheet
The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information
(a)   Name and address.   The name of the subject company and the issuer of the securities to which this Schedule TO relates is QIWI PLC, a company formed under the laws of Cyprus, and the address of its principal executive office is Kennedy 12, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus. The telephone number at such principal executive office is 357 2265-3390.
(b)   Securities.   The information set forth in the Offer to Purchase under the section captioned “Introduction” and Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.
(c)   Trading market and price.   The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares; Dividends”) is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person
(a)   Name and address.   The filing person is Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands, and wholly owned by Sergey Solonin, the Company’s largest shareholder and chairman of the Company’s board of directors. The Offeror’s address is 5, Dimitraki Christodoulou, 3rd Floor, Flat/Office 303, P.C. 1035, Nicosia, Cyprus and telephone number is +7 (985) 210-98-67. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 4.   Terms of the Transaction
(a)   Material terms.   The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:
•
“Summary Term Sheet”;

•
Section 1 (“Number of Shares; Purchase Price; Proration”);

•
Section 2 (“Purpose of the Offer; Certain Effects of the Offer”);

•
Section 3 (“Procedures for Tendering Shares”);

•
Section 4 (“Withdrawal Rights”);

•
Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•
Section 6 (“Conditional Tender of Shares”);

•
Section 7 (“Conditions of the Offer”);

•
Section 9 (“Source and Amount of Funds”);

•
Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

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Section 12 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”);

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Section 14 (“Material U.S. Federal Income Tax Consequences”);

•
Section 15 (“Extension of the Offer; Termination; Amendment”);

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Section 16 (“Fees and Expenses”); and

•
Section 17 (“Miscellaneous”).

(b)   Purchases.   The information in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements
(a)   Agreements involving the subject company’s securities.   The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. The terms and conditions of the equity incentive plans, awards and related agreements attached hereto or incorporated by reference as Exhibits (d)(2) through (d)(4) are incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals
(a)   Purposes.   The information set forth in the Offer to Purchase under the section captioned “Summary Term Sheet” and Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.
(b)   Use of securities acquired.   The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.
(c)   Plans.   The information set forth in the Offer to Purchase under the section captioned “Summary Term Sheet” and Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration
(a)   Source of funds.   The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.
(b)   Conditions.   The information set forth in the Offer to Purchase under Section 1 (“Number of Shares; Purchase Price; Proration”), Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) is incorporated herein by reference. The Offeror has no alternative financing arrangements or financing plans with respect to the Offer.
(c)   Expenses.   The information set forth in the Offer to Purchase under the section captioned “Summary Term Sheet,” Section 9 (“Source and Amount of Funds”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

(d)   Borrowed funds.   No part of the funds or other consideration required for the Offer is, or is expected, to be borrowed, directly or indirectly, for the purpose of the Offer.
Item 8.   Interest in Securities of the Subject Company
(a)   Securities ownership.   The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
(b)   Securities transactions.   The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used
(a)   Solicitations or recommendations.   The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.
Item 10.   Financial Statements
(a)   Not applicable.
(b)   Not applicable.
Item 11.   Additional Information
(a)   Agreements, regulatory requirements and legal proceedings.   The information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning QIWI PLC”), Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(c)   Other material information.   The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.
Item 12.   Exhibits
Exhibit
(a)(1)(A)	Offer to Purchase, dated July 7, 2022.*
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)	Summary Advertisement, dated July 7, 2022.*
(b)	Not Applicable.
(d)(1)	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013).
(d)(2)	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333-191221, filed on September 30, 2013).

Exhibit
(d)(3)	Form of Amended and Restated Registration Rights Agreement among QIWI plc and Public Joint-Stock Company «Bank Otkritie Financial Corporation» and (incorporated by reference to Exhibit 4.4 to QIWI plc’s Registration Statement on Form F-3, File No. 333-235239, filed on November 25, 2019).
(d)(4)	The agreement for the transfer of the ownership of the shares related to the project “Tochka” (incorporated by reference to Exhibit 4.3 to QIWI plc’s Annual Report on Form 20-F, filed on April 29, 2022).
(g)	Not Applicable.
(h)	Not Applicable.
107	Filing Fee Table*

*
Filed herewith

Item 13.   Information required by Schedule 13E-3
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DALLIANCE SERVICES COMPANY.
By:
/s/ Natallia Makarava

Name:
Natallia Makarava

Title:
Director

Dated: July 7, 2022

EXHIBIT INDEX
Exhibit
(a)(1)(A)	Offer to Purchase, dated July 7, 2022.*
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)	Summary Advertisement, dated July 7, 2022*
(b)	Not Applicable.
(d)(1)	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013).
(d)(2)	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333-191221, filed on September 30, 2013).
(d)(3)	Form of Amended and Restated Registration Rights Agreement among QIWI plc and Public Joint-Stock Company «Bank Otkritie Financial Corporation» and (incorporated by reference to Exhibit 4.4 to QIWI plc’s Registration Statement on Form F-3, File No. 333-235239, filed on November 25, 2019).
(d)(4)	The agreement for the transfer of the ownership of the shares related to the project “Tochka” (incorporated by reference to Exhibit 4.3 to QIWI plc’s Annual Report on Form 20-F, filed on April 29, 2022).
(g)	Not Applicable.
(h)	Not Applicable.
107	Filing Fee Table*

*
Filed herewith